UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25							OMB APPROVAL
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SEC FILE NUMBER
NOTIFICATION OF LATE FILING							CUSIP NUMBER
(CHECK ONE)	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	Form N-CSR
	For Period Ended:		December 31, 2004
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Alpharma Inc.
Full Name of Registrant

Former Name if Applicable
One Executive Drive
Address of Principal Executive Office (Street and Number)
Fort Lee, New Jersey 07024
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x				(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is delayed in filing its 10-K as a result of (i) extensive work required to complete its evaluation of the timing and amount of a goodwill impairment charge as discussed below and (ii) the Sarbanes-Oxley Section 404 evaluation which is still ongoing.

(Attach Extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Robert Wrobel                        201                                     228-5022

(Name)                                (Area Code)                              (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          X     YES              NO

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          X     YES              NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing evaluation discussed in Part III above, the Company is not in a position at this time to provide a reasonable estimate of any anticipated significant changes in results of operations from the year ended December 31, 2003 to the year ended December 31, 2004. However, as disclosed in a Company press release on February 22, 2005, the Company expects the impairment charge referenced in Part III above to be material to the financial statements in the 2004 quarterly period in which the charge is recorded. In addition, the Company expects to record a significant charge to increase its deferred tax valuation allowance.

As disclosed in the Company's Form 8-K dated February 22, 2005, the Company determined that, consistent with changes it made in its internal reporting to the chief executive officer and in its periodic Board of Director meetings, it will be disaggregating in its segment footnote disclosures its U.S. Generics business and U.S. Branded Pharmaceuticals for the year ended December 31, 2004. Previously, these results had been aggregated and reported as U.S. Human Pharmaceuticals. The Company intends to revise its segment footnote disclosure in the financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2004 to reflect the disaggregation. The Company concluded this deficiency in control over its segment footnote disclosure to constitute a material weakness in internal control over financial reporting as of December 31, 2004. The principal factor contributing to this condition was that changes in internal reporting were not properly evaluated and led to the failure to properly apply generally accepted accounting principles. Additionally, a number of internal control deficiencies have been identified by the Company that are currently being evaluated. It is possible that some of these deficiencies could constitute material weaknesses.

ALPHARMA INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:		March 15, 2005		By:	/s/ Matthew Farrell Executive Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm Last update: 02/11/2002